Exhibit 99.1

OUR OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our Operating and Financial Review and Prospects, prepared as of March 15, 2005, is intended to assist in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of Telesystem International Wireless Inc. Historical results may not indicate future performance. Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. This review should be read in conjunction with our Consolidated Financial Statements and the accompanying notes which have been prepared on the basis of that we will continue in operation for the foreseeable future, pending the completion of the sale of all of our operating assets as described in Note 18 to such financial statements and below. Unless otherwise indicated, all of our financial data and discussions thereof are based upon financial statements prepared in accordance with accounting principals generally accepted in Canada and are presented in U.S. dollars. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP and a reconciliation of Canadian GAAP to U.S. GAAP, see Note 17 to our Consolidated Financial Statements.

OVERVIEW

We provide wireless voice and data services. Our operations consist of wireless operations in Romania and the Czech Republic. As of December 31, 2004, through our subsidiary, ClearWave, we held 100% of the equity and voting rights of MobiFon Holdings, which owns 79.0% of the equity and voting rights of MobiFon, our Romanian operating subsidiary. As of December 31, 2004, we also own 27.1% and 52.7% of the equity and voting rights, respectively, of Oskar Holdings, which owned 99.9% of the equity and voting rights of Oskar Mobil, our Czech Republic operating subsidiary. After year-end, we increased our ownership in Oskar Holdings to 100%.

During 2003 and 2004, we increased our equity ownership in ClearWave, an intermediary holding Company, from 85.0% to 99.99%. Specifically, on November 5, 2003, we increased our equity and voting rights in ClearWave by 1.2% and 0.4%, respectively, by acquiring 1,009,300 Class A subordinate voting shares of ClearWave from an institutional investor in exchange for the issuance of 1,374,666 of our Common Shares. In March 2004, we acquired 10,942,625 class A Subordinate Voting Shares of ClearWave from two institutional shareholders, for an aggregate consideration of $139.9 million, consisting of 10,874,731 shares of the Company and $35.7 million in cash. On May 25, 2004, ClearWave launched an offer to all remaining holders of its outstanding 186,560 class A Subordinate Voting Shares ("ClearWave Shares") to purchase the ClearWave Shares they held for Cdn$16.64 [$12.48] in cash per share. As of December 31, 2004, 177,351 of the ClearWave Shares were tendered under the offer for aggregate consideration of $2.2 million. The class A Subordinate Voting Shares acquired through these transactions represents a 13.0% equity interest and a 4.6% voting interest in ClearWave and as a result, our direct and indirect equity and voting interest in ClearWave increased to 99.99% and 100.0%, respectively.

As part of the March 17, 2004 acquisition of shares in MobiFon described below, the selling minority shareholder of MobiFon who also had a minority position in Oskar Holdings N.V., sold us a 2.9% equity interest in Oskar Holdings for a cash consideration that the selling shareholder agreed to reinvest into 1,650,595 of our common shares. The aggregate purchase price for the Oskar Holdings interest acquired was $17.7 million

In November 2004, we entered into an agreement in principal to acquire from non-controlling shareholders 72.9% of Oskar Holdings in exchange for the issuance of 46.0 million of our common shares which had an aggregate value of $521.9 million. The closing occurred on January 12, 2005 and we increased our indirect ownership in Oskar Holdings and Oskar Mobil to 100.0% and 99.9%, respectively. Two of our significant shareholders were shareholders of Oskar Holdings and received 17.4 million and 7.0 million common shares, respectively.

As of December 31, 2004, the wireless operations of MobiFon and Oskar Mobil together had 6,741,428 subscribers. Our operations' licenses entitle us to serve geographical areas that include approximately 31.9 million persons. As a part of our development strategy, we selectively consider strategic opportunities in the wireless telecommunications industry on an ongoing basis, especially in Central and Eastern Europe, where we are already present. We define Central and Eastern Europe to include Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, Serbia and Montenegro, Slovak Republic and Slovania. At any time we may be engaged in various stages of discussion regarding potential development projects, mergers, acquisitions or divestitures.

OVERVIEW [CONT'D]

MobiFon

Our wireless services in Romania are provided by MobiFon, which holds a license for national GSM-based cellular services. As of December 31, 2004, MobiFon had an estimated 48.0% share of the cellular market and a total of 4,910,312 subscribers. Romania is the second largest market in Central and Eastern Europe with 21.7 million people and is currently a second wave EU accession candidate expected to join the EU in 2007. MobiFon and the mobile telephone industry continue to benefit from the country's economic growth as Romania steadily moves towards EU accession. According to the Economist Intelligence Unit, forecasted GDP growth for 2005 is estimated to be approximately 4.6% (actual GDP growth was 8.0% in 2004 and 4.9% in each of 2003 and 2002). Inflation fell to approximately 9.3% in 2004 (15.4% in 2003 and 22.5% in 2002). Consequently, Romania's currency, the Leu, has been stabilizing. Romania's sovereign debt is currently rated BB+ by Standard and Poors and Ba1 by Moody's compared to BB and Ba3, respectively, as of December 31, 2003.

Wireless penetration at the end of 2004 reached 47%, or 10.2 million customers, and the growth of penetration is expected to continue to be the primary factor affecting MobiFon's growth. During the fourth quarter of 2004, the Romanian market as a whole reached record wireless service subscriber growth, growing by almost 1.2 million subscribers. The total number of new mobile customers was 54% higher than in the third quarter of 2004 and 24% higher for the same period in 2003. This confirms the strong market growth, fuelled by an improved economic environment and stagnant fixed line service penetration.

Our initial investment in Romania was made in November 1996 and commercial operations were launched in April 1997. Through our subsidiary ClearWave, our equity interest in MobiFon increased from 54.7% to 58.9% in June 2000 and then to 63.5% in February 2001, following the sale by certain minority shareholders of their MobiFon shares to ClearWave. In March 2003, we sold a 5.9% equity interest in MobiFon, for aggregate cash consideration of $42.5 million, reducing ClearWave's and our ultimate ownership in MobiFon to 57.7% and 50.1%. In March 2004, we reacquired the 5.9% of MobiFon sold in 2003 in exchange for the issuance of 12,971,119 common shares of the Company's treasury stock. Pursuant to the terms of the sale, the selling shareholder had the right to receive 5.9% of the dividends paid in 2004 by MobiFon relating to MobiFon's 2003 earnings up to an aggregate maximum of $5.2 million which was fully paid as of December 31, 2004. The aggregate purchase price for the MobiFon interest acquired was $143.9 million.

On September 15, 2004, we acquired 15.46% of MobiFon from certain minority shareholders for a combination of cash and common shares of the Company. One of our significant shareholders had an ultimate equity interest of 28.2% in one of the selling shareholders from whom we acquired 14.4% of MobiFon. Under the terms of the agreement, we acquired 25,185,168 shares of MobiFon in exchange for 28,358,499 of our common shares and an additional 4,203,310 shares of MobiFon for $36.6 million in cash. Pursuant to the terms of the sale, the selling shareholders had the right to receive up to Lei 260.2 billion ($7.9 million) of the dividends declared in March 2004 of which $5.8 million was paid as of December 31, 2004. The aggregate purchase price including transaction expenses amounted to $298.5 million. As a result of these acquisitions and the acquisitions of ClearWave previously described, we increased our ultimate equity interest in MobiFon from 50.1% as at December 31, 2003 to 79.0% as at December 31, 2004.

Oskar Mobil

Oskar Holdings' 99.9% owned indirect subsidiary, Oskar Mobil was granted the third license to provide GSM-based wireless telecommunication services in the Czech Republic in 1999 and launched commercial services in March 2000 under the "Oskar" brand name. By the end of 2000, Oskar Mobil had substantially completed the buildout of its GSM network which now covers more than 98% of the population of the Czech Republic. As of December 31, 2004, we had invested a total of 25.7 billion Czech Koruna ($1.1 billion) in property, plant and equipment, which Oskar Mobil has funded through a combination of shareholders' funding, drawings under their old and new senior credit facilities, vendor financing and cash provided by operating activities. As Oskar Mobil has substantially completed its network buildout and has grown its subscriber base, the cash used for the acquisitions of property, plant and equipment has decreased from $106.6 million in 2002 to $92.6 million in 2004 and it has attained positive cash flow from operating activities in each of 2002, 2003 and 2004.

OVERVIEW [CONT'D]

Oskar Mobil is the third operator to enter the wireless telecommunications market in the Czech Republic and has grown its market share at the expense of the two established incumbents, Eurotel and T-Mobile, which are estimated to have 42.6% and 40.4% of the subscriber market as of December 31, 2004, respectively. Oskar Mobil increased its market share from 15.9% as of December 31, 2003 to 17.0% as of December 31, 2004. As of December 31, 2004, Oskar Mobil had 1,831,116 subscribers and we estimate that Oskar Mobil held a 20.8% share of the national wireless market service revenues.

The Czech mobile market has continued to grow and penetration levels reached 105% as of December 31, 2004, or 10.8 million SIM cards. This represents an increase of 10.8% for year end 2004 as compared to year end 2003. The high penetration rate reflects the relative affluence of the Czech population compared to regional peers, the multiple-SIM card phenomenon and the relatively low fixed line penetration rate. The penetration measured by actual mobile users is estimated to be significantly less than penetration measured by SIM cards, providing us with further growth opportunities.

Oskar Holdings' equity interest in Oskar Mobil increased from 94.1% to 95.5% at December 31, 2001 and then to 96.3% on January 17, 2003 as a result of the registration of the shares issued in the December 2001 and March and June 2002 calls for capital. Oskar Holdings was the only shareholder to have participated in these calls. On October 6, 2003, a minority shareholder of Oskar Mobil gave notice of their intention to exercise their option to sell its 3.62% share in Oskar Mobil to Oskar Holdings at a price of approximately 600 million Czech Koruna, for which we entered into a foreign exchange hedge fixing the future cash obligation at $22.0 million. Oskar Holdings financed the acquisition during the first quarter of 2004 via shareholder contributions totalling $22.0 million, of which $16.7 million was made by minority shareholders of Oskar Holdings. This increased the interest of Oskar Holdings in Oskar Mobil to 99.9%. We have reached an agreement in principal to acquire the remaining shares of Oskar Mobil not owned by Oskar Holdings for a cash consideration of €150,000 which was paid on August 3, 2004. However, closing of this transaction is subject to the completion of certain statutory procedures. By agreement as of March 15, 2004, Oskar Holdings may exercise all voting rights for the sold shares, until completion of such procedures.

Sale of Operations to Vodafone

On March 15, 2005, we entered into definitive agreements with Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, ("Vodafone") for the sale of all of our interests in ClearWave for a cash consideration of approximately $3.5 billion. ClearWave owns all of our interest in Oskar Mobil and MobiFon through its 100% ownership of Oskar Holdings and MobiFon Holdings. The consideration is payable in cash upon closing of the sale and is not subject to financing. At closing, net proceeds from the sale along with net assets at the corporate level, which primarily consist of cash and cash equivalents, are expected to equate to $16 per fully-diluted share and are intended to be distributed to shareholders pursuant to a court supervised plan of arrangement.

Closing of the sale is subject to (i) court approval pursuant to the plan of arrangement, (ii) shareholders' approval on a basis to be determined by the court (expected to be 66 2/3% of the votes), and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislations. Closing of the sale will take place as soon as practicable after receipt of such regulatory approvals, which is expected to occur in the third quarter of 2005.

Our Board of Directors have approved the sale transaction and have recommended that our shareholders vote in favor of the sale transaction, which will be included in the plan of arrangement which will also address distributions to shareholders and our liquidation.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Economic Conditions in the Romania and the Czech Republic

All of our operations are located in Romania and the Czech Republic; both countries have undergone dramatic political and economic reform since 1989. Our future results of operations are dependent upon continued economic, political and social stability in both of these countries.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS [CONT'D]

Competition

The wireless market is characterized by strong competition. The policies and behavior of our competitors relating to pricing and product offerings may require changes in our own pricing and product offerings. In particular, we believe that competition for high value postpaid customers will increase in the future. The competitive environment will also be impacted by the introduction of UMTS services in the Czech Republic and in Romania.

Customer Mix

Our results of operations are affected by customer mix. We offer services to our customers via both prepaid services in which customers purchase credit on an account, and postpaid customers, to whom we offer credit and bill on a monthly basis. Postpaid customers offer a higher value opportunity for us, generating higher ARPU per month versus our prepaid customers.

In connection with our postpaid acquisitions we generally offer handsets below cost, as an incentive for our customers to subscribe to our postpaid services, and these subsidies are accounted for as cost of revenues at the time of sale.

Seasonality

Our results of operations are subject to seasonal fluctuations that impact our operating results from quarter to quarter. In the past, we have experienced the highest level of subscriber additions and acquisition related expenses, including marketing and promotional expenditures, in the fourth quarter of the calendar year. As a result, our operating income before depreciation and amortization ["OIBDA"] and operating profit can be impacted in the fourth quarter. Due to lower customer usage levels, our ARPU tends to be lower in the first quarter of the calendar year. Offsetting this, due to lower levels of new customer acquisitions in the first quarter, our costs may be lower in the first quarter. Our revenues are generally higher in the third quarter of the calendar year due to higher usage levels and roaming during the summer holiday season.

Churn

Churn refers to subscriber disconnection from our services. For the year ended December 31, 2004, we had an average monthly churn rate of 1.9% (2.0% in 2003). We believe that churn levels vary due to a number of factors such as customer loyalty, quality of customer service, changes in technology, product and service offerings and network quality. The introduction of mobile number portability and the launch of UMTS services may impact future churn levels.

Capital Expenditures

As we have substantially completed the buildout of our GSM networks, we have reduced the amount of capital expenditures. Although cash used for the acquisition of property, plant and equipment has decreased from $242.9 million in 2002 to $228.4 million in 2004 it increased from the $188.3 million used in 2003. Furthermore, we could be required to increase our capital expenditures in the near future. Specifically, in connection with the acquisition of UMTS licenses and buildout of UMTS networks in Romania and in the Czech Republic. This could have a material impact on our cash flow and financial results. (See "Future Capital Requirements").

Regulatory and Tax Changes

Changes in the regulatory environment in the Czech Republic and Romania have impacted our results of operations in prior periods and changes in the tax environment may impact us in the future. For example, in 2004, the Czech government increased the value added tax ("VAT") rate for telecommunications services from 5% to 19%. The Czech telecommunications regulator has also recently introduced new lower mobile voice terminating interconnection rates. The Czech Parliament is currently in the process of adopting the draft Act on Electronic Communications in order to align Czech legislation with the relevant EU framework, which could significantly impact our business and results of operations. In addition, effective January 1, 2005, the Romanian government introduced a flat-rate income and profit tax. Specifically, the government lowered the corporate income tax rate from 25% to 16% and introduced a flat 16% personal income tax rate.

PRINCIPAL INCOME STATEMENT ITEMS

Service Revenues

Service revenues primarily consist of the following services:

  Voice telephony
  Advanced wireless services; and
  International roaming.

Voice Telephony

We provide basic voice services for wireless telecommunications over our GSM network. As is the norm in Europe, we use the "Calling Party Pays" model of charging whereby only the calling party pays for the call. Basic mobile telephony voice calls are supplemented by a number of additional services, many of which are standard in each service package. These additional services include voice mail, international roaming and call management capabilities such as call forwarding, call waiting, call hold, call barring, conference calls and caller identification.

Advanced Wireless Services

We have developed a wide range of entertainment services based on Short Messaging System ("SMS"). Our services include the ability to chat, to play games and to send logos, ring tones and icons. Personalization of handsets through ring tones and logos is also available. Revenues from, and penetration of, SMS is stimulated by new handset capabilities and the continuous introduction of innovative SMS-based services and promotions.

We have upgraded our existing digital networks to be able to offer the data transmission capabilities required by advanced wireless services applications, including the Wireless Application Protocol ("WAP"), General Packet Radio Service ("GPRS"), Multi-media Messaging Service ("MMS"), and basic data and fax transmission.

MobiFon currently offers wireless data services through the GPRS technology to more than 10,000 subscribers more than double the figures at the beginning of the year. During the fourth quarter of 2004, MobiFon deployed a web over-the-air ("OTA") setting for GPRS in order to increase customer experience for mobile data services and drive usage. As a result of MobiFon's recent successful bid on a UMTS license, MobiFon expects to offer UMTS services in 2005.

Oskar Mobil launched GPRS services for postpaid customers in February 2002. In January 2003, Oskar Mobil started providing GPRS for prepaid subscribers. Oskar currently has over 297,000 activated GPRS subscribers. In February 2003, Oskar Mobil launched Oskar GPRS Connect, which enables business subscribers to access their corporate networks via a secure GPRS connection. Oskar Mobil is currently conducting a trial for the EDGE technology. At the end of 2004, Oskar's EDGE coverage reached more than 30% of the population. Oskar's EDGE technology in Prague will continue to be deployed to be ready for commercial launch in 2005.

International Roaming

As of December 31, 2004, MobiFon had negotiated roaming agreements with 261 operators in 116 countries and is continuing to negotiate additional roaming agreements. Oskar has commercial roaming services agreements for postpaid customers with 160 operators in 79 countries, including all of the operators in its neighboring countries allowing their customers to roam on our networks. These roaming agreements also allow our subscribers to use their own handsets wherever GSM wireless service is provided, or to roam in such locations with a handset that is compatible with the local network. In addition, as of December 31, 2004, MobiFon was offering its prepaid subscribers with the ability to roam in 40 networks covering 23 countries, while, Oskar's prepaid subscribers had the ability to roam across 107 networks covering 52 countries.

Equipment Revenues

Equipment revenues include handsets and accessories sales and are not fundamental to our business.

PRINCIPAL INCOME STATEMENT ITEMS [CONT'D]

Costs of Revenues and Other Operating Expenses

Our operations are capital intensive and our operating costs are composed of significant fixed costs with relatively low variable costs that are a function of the subscriber base level. Our fixed costs consist of leased line charges, recurring spectrum fees, site rental, network maintenance and overhead and depreciation and amortization. Our variable costs include interconnection charges (our largest single variable cost), roaming charges, cost of equipment sold, as well as a portion of our customer service, selling and marketing, and employee related expenses.

Our principal operating expenses relate to cost of service and equipment revenues, selling, general and administrative expenses and depreciation relating to our network and amortization of our licenses and subscribers.

Cost of services mainly consists of the following:

  Network operation costs which include leased line charges, site rental and network maintenance and recurring spectrum fees; and
  Interconnect fees paid to fixed line and other mobile telecommunication network operators for calls made by our subscribers carried by or terminating on other networks.

Cost of equipment mainly consists of the following:

  Cost of handsets and accessories including subsidized handsets; and
  Costs of SIM cards sold to subscribers.

Selling, general and administrative expenses consist primarily of the following:

  Subscriber acquisition costs other than handset subsidies and SIM cards, which include advertising, promotion, salespersons' salaries and commissions and dealers' commissions
  Bad debt and customer service costs
  Employee salaries and related expenses; and
  Other overhead expenses.

Depreciation and amortization expenses which are not included in our cost of services and are presented separately, consist primarily of the following:

  Depreciation of our property, plant and equipment which had a net book value as at December 31, 2004 of $1,161.9 million and which is being depreciated over their estimated useful lives: 5 to 10 years for network equipment, infrastructure and technological software and from 3 to 5 years for other assets; and
  Amortization of our telecommunications licenses over a period of 15 to 20 years and of our subscriber relationships on 4 years.

SHARE AND PER SHARE DATA

On June 23, 2003, our shareholders adopted a special resolution approving a consolidation of our shares on the basis of one post-consolidated share for five pre-consolidated shares. All of our share data included in the consolidated financial statements and in this operating and financial review and prospects have also been adjusted to reflect the consolidation as if it had occurred prior to the preparation of such data.

SHARE AND PER SHARE DATA [CONT'D]

On March 25, 2004, the 35,000,000 issued and outstanding preferred shares were converted into 7,000,000 common shares. This conversion has been accounted for at the carrying value of the preferred shares.

OUTSTANDING SHARE DATA AS AT MARCH 15, 2005

The following represents all equity shares, granted stock options and RSUs outstanding and the number of Common Shares which the Company's equity subordinated debentures are convertible into as at March 15, 2005:

Common Shares
Common Voting Shares outstanding	215,197,279
Convertible instruments and other:
Outstanding granted employees and directors' stock options	4,816,811
Outstanding granted employees and director's RSUs and performance based RSUs	3,958,738
Convertible Equity Subordinated Debentures	59,162
224,031,990

CRITICAL ACCOUNTING POLICIES

Foreign Currencies

Our functional currency is the U.S. dollar. Transactions arising in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate on the applicable transaction date. At the balance sheet date, monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income (loss).

Oskar Mobil's results of operations, which are measured in Czech Korunas, are translated using the monthly average exchange rates, while Oskar Mobil's assets and liabilities are translated using the exchange rate at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of shareholders' equity.

Romania had a highly inflationary economy until June 30, 2003 and, accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and, consequently, Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates. The U.S. dollar has been determined to continue to be MobiFon's functional currency.

Investments

In accordance with Canadian GAAP, we consolidate revenues and expenses of each subsidiary that we have the ability to control. In this regard, we consolidate the results of MobiFon and Oskar Mobil

CRITICAL ACCOUNTING POLICIES [CONT'D]

Revenue Recognition

Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment, except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, we consider this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among separate units of accounting based on their relative fair values. When prepaid airtime usage cards are sold to dealers, the revenue from the airtime is measured at the amount paid by the subscriber but such revenue is deferred until the airtime is actually used by the customer or the card expires. Commissions to dealers are classified within selling, general and administrative expenses.

Derivative Financial Instruments

Interest rate option and swap agreements, cross currency swap and forward purchase agreements and currency call options are used by us to hedge cash flow risk on certain of our variable rate long-term debt and fixed rate foreign denominated debt. The gains (losses) on these instruments are recognized in the consolidated statements of income (loss) when the hedged item affects earnings. We assess the effectiveness of the hedging relationship at the inception of such relationship and on a periodic basis thereafter to support the assessment that the relationship is and will continue to be effective and to determine whether hedge accounting remains appropriate. If we terminate our designation of a hedging relationship or a hedging relationship ceases to be effective, hedge accounting is not applied to gains, losses, revenues or expenses arising subsequently. However, the hedge accounting applied to the hedging relationship in prior periods is not reversed. Any gains, losses, revenues or expenses deferred previously as a result of applying hedge accounting continue to be carried forward for subsequent recognition in income in the same period as the corresponding gains, losses, revenues or expenses associated with the hedged item.

We follow the accounting guideline of ACG-13 hedging relationships issued by the Canadian Institute of Chartered Accountants and FAS 133 for the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.

Use of Estimates

The preparation of our consolidated financial statements in accordance with Canadian GAAP requires us to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recoverability of Long-lived Assets

Our business is capital intensive and our property, plant and equipment, licenses and subscriber relationships had a carrying value as of December 31, 2004 of $1.3 billion. These long-lived assets are assessed for recoverability based on our business plans, which include key assumptions and estimates regarding, among other items, interest rates, growth of the economies in which we operate, the renewal of our licenses, local tax rates, technological changes, competition, churn, foreign currency and wireless penetration rates. Changes in these key assumptions could have significant implications on our business plans.

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment, licenses and subscriber relationships may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

CRITICAL ACCOUNTING POLICIES [CONT'D]

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment at the reporting unit level annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the implied fair value of the reporting unit to which goodwill is assigned with its carrying amount. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized.

We determine the fair value of our reporting units by using a discounted cash flow model corroborated by other valuation techniques such as implied market values of the reportable unit based on our stock's trading price. The process of determining these fair values requires us to make estimates and assumptions of a long-term nature including, but not limited to, projected future sales, earnings and capital investment, discount rates and terminal growth rates. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies.

Loyalty Program

Post-paid customers are awarded points, based on their bill, which can be redeemed for handsets or airtime. We record an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets subsidized by us in conjunction with the signing of a 12 month contract. The cost of points expected to be redeemed in this manner has been deferred until such time as the handset sale and related redemption takes place. The ultimate points to be redeemed and the expected manner of redemption are estimated based on many factors including the average percentage who remain with us for more than one year and redemption patterns to date. The balance sheet liability for unredeemed points will be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

Income Taxes

As at December 31, 2004, Oskar Mobil had $91.5 million [2,046.1 million Czech Koruna] net operating loss ("NOL") carryforwards that are available to reduce taxable income in future years and which consisted of NOL carryforwards of $86.5 million and $5.0 million expiring in 2008 and 2009, respectively. Realization of the related deferred tax asset of these losses is dependent upon the ability to use these loss carryforwards in any one year. Due to the lack of history of taxable income and the uncertainty of generating sufficient taxable income in the future, the related deferred tax asset has fully provided for by a valuation allowance.

Allowance for Doubtful Accounts

We evaluate the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establish an allowance for doubtful account receivables sufficient to cover probable and reasonably estimated losses. We base our estimates on the aging of our accounts receivable balances and historical write-off experience, net of recoveries. If collections are lower or more customers elect to terminate their service than expected, actual write-offs may be different from expected.

Purchase Price Allocation on Acquisitions

In accordance with Canadian and U.S. GAAP, our acquisitions of shares in our subsidiaries are accounted for using the purchase method whereby their aggregate consideration is allocated to the fair value of the assets acquired and liabilities assumed based on management's best estimates. Furthermore, any excess of consideration over the fair values acquired is allocated to the related reportable segments.

The acquisitions of 5.9% and 15.46% of MobiFon on March 17, 2004 and September 15, 2004, respectively, the acquisitions of 3.62% and 2.9% of Oskar Holdings on October 6, 2003 and March 17, 2004, respectively, and the acquisition of 1.2% of ClearWave acquired on November 15, 2003 and 13% of ClearWave acquired from March 2004 through to September 2004, were accounted for using the purchase method whereby their aggregate consideration of $634.4 million was allocated to the fair value of the assets acquired and liabilities assumed based on managements best estimates.

CRITICAL ACCOUNTING POLICIES [CONT'D]

Specifically, the decrements to property, plant and equipment were determined based upon depreciated replacement values, subscribers were determined using a discounted cash flow model and we determined that the only other material fair value adjustment related to our MobiFon Holdings senior notes based upon their trading value. The aggregate purchase price for the above transactions exceeded the carrying value of net assets acquired by $545.2 million. Such excess has been allocated as follows which includes the reallocation of the excess of the purchase price over the net assets acquired related to the above 2003 transactions:

		Czech
	Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total
	$	$	$	$
Decrement of property, plant and equipment	(24,500)	(7,900)	—	(32,400)
Increment of subscriber relationships	43,100	1,700	—	44,800
Increment of long-term debt	—	—	(5,822)	(5,822)
Related deferred tax	(6,417)	—	2,009	(4,408)
Goodwill	501,862	41,155	—	543,017
	514,045	34,955	(3,813)	545,187

The subscriber relationships are being amortized using the straight line method over a period of 4 years. The increment of long-term debt is being amortized over the term of the debt and, as at December 31, 2004 was approximately $5.1 million.

CHANGE IN ACCOUNTING POLICIES

As a result of amendments made in October 2003 to the provisions of the CICA Handbook Section 3870, effective January 1, 2003, we changed our method of accounting for employee stock-based compensation and decided to adopt the fair value based method of accounting. We adopted these changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA Handbook Section 3870 and SFAS No. 148 which omits the effects of awards granted, modified or settled before January 1, 2003. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after January 1, 2003. Prior to the adoption of the fair value based method, we, as permitted by Section 3870, had chosen to continue our existing policy of recording no compensation cost on the grant of stock options to employees.

Compensation expense for options granted under our stock option plan and restricted share units ("RSUs") granted under our RSU plan subsequent to January 1, 2003 is recognized when stock options and RSUs are issued to employees and directors with no cash settlement features. Such stock-based compensation expense and pro-forma disclosure of the stock-based compensation expense for all options and RSUs issued under our option and RSU plan is determined using the fair value method. The fair value of the stock options is determined using the Black-Scholes Option Pricing Model and the fair value of RSUs is determined to be the equivalent of our common shares' trading price on the date of grant. The fair value of options and RSUs granted is amortized over the vesting period of such options and RSUs. Any consideration paid by employees on exercise of stock options together with the related portion previously credited to additional paid-in capital when compensation costs were charged against income is credited to share capital. When RSUs vest any related portion of compensation expense previously credited to additional paid-in capital when compensation costs were charged against income is also credited to share capital.

The compensation cost charged against income for those plans was $12.6 million for the year ended December 31, 2004 [0.3 million in 2003], which is included with selling, general and administrative expenses. The counterpart has been recorded as additional paid-in-capital.

CHANGE IN ACCOUNTING POLICIES [CONT'D]

The compensation cost was calculated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Assumptions:
Risk-free interest rate	5%
Dividend yield	Nil
Expected volatility	50%
Expected life	3 to 5 years

In February 2005, the Board of Directors of the Company authorized the grant of 2,043,000 performance based RSUs. The performance based RSUs will vest in three years from the date of their grant. However, the number of RSUs that will vest is dependent upon the Company's future stock price appreciation from the date of grant. The stock prices at which performance RSUs will vest range from $15 to $18 and the weighted average of such prices is $16.70. The expected aggregate fair value of the grant will be amortized as stock-based compensation expense over the vesting period of the performance RSUs. The aggregate fair value of the RSUs consists of the fair value of each RSU, on the date of grant, times the expected number of performance RSUs that will vest determined using a binomial model and assumptions consistent with those used to determine the fair value of the Company's stock option grants. The expected number of performance RSUs that will vest will be re-estimated at each future reporting period.

Asset Retirement Obligations

Effective January 1, 2004, the Canadian Institute of Chartered Accountants issued the standard set forth in Section 3110 of the Handbook entitled Asset Retirement Obligations, which harmonizes Canadian GAAP with U.S. Financial Accounting Standards Board's Statement No. 143, Accounting for Asset Retirement Obligations. The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. The asset retirement cost is capitalized as part of the related asset and is amortized into earnings over time. Over time, the corresponding liability is increased each period to reflect an accretion element considered in its initial measurement at fair value and reduced as related payments are made.

Under our site leases, we are generally committed to returning each site to its original state. In 2003, in an effort to be in conformity with SFAS 143, we determined our obligation for asset retirement in accordance with Section 3110 not to be significant and did not adjust our opening deficit because the amount was not material and was compensated by charges made under the prior accounting policy which was to expense such costs as incurred. In order to calculate a provision for asset retirement obligations, we used the following significant assumptions: we expect that most of our lease sites will be renewed at their expiry consistent with its history of lease renewals; we expect that approximately 1.0% of our sites per year will have to be changed based on operational needs or vocation changes and as a result, we will have to return these sites to their original state; remediation costs that are indicative of what third party vendors would charge us to remediate the sites; and credit adjusted risk-free rates that approximate our incremental borrowing rates. On a periodic basis we reassess our obligations for asset retirement and, as at December 31, 2004, determined that our recorded asset retirement obligation remained not significant. We account for changes in our estimated asset retirement obligations from January 1, 2003, the date on which we applied Section 3110, on a prospective basis. We will continue to evaluate on a periodic basis whether the estimated asset retirement obligations and related financial statement amounts continue to be reasonably stated.

U.S. GAAP ACCOUNTING TREATMENT

In February 2001, we issued 43.8 million Units pursuant to an offer for sale under a rights issue to all holders of our Common Shares. We also issued 2.1 million Units as a partial payment on acquisition of MobiFon's shares held by a non-controlling interest. Each unit consisted of one Class A Subordinate Voting Share of ClearWave and the right to exchange twenty-five (25) units for one of our Subordinate Voting Share. Until February 4, 2002, the Units were accounted for as equity under Canadian GAAP and we consolidated 100% of ClearWave, as there was uncertainty at the date of issuance as to whether the holders would elect to exchange their Units for our Common Shares or be deemed under a provision of the indenture to elect to exchange their Units for our Common Shares. Under U.S. GAAP, the Units are considered to be a hybrid instrument which has embedded equity and debt components. Such instruments are treated as liabilities under U.S. GAAP. Subsequent to February 4, 2002 and until their expiry on June 30, 2002, as a result of the deletion of the above-described deemed exercise provision by a court order, the Units were treated as a compound instrument under Canadian GAAP, which resulted in a treatment similar to U.S. GAAP. Consequently, the remaining Units were presented within current liabilities for accounting purposes from February 4, 2002 until their expiry on June 30, 2002 at which date they were accounted for as non-controlling interest and a gain on disposal of the ClearWave shares contained in the expired Units of $44.0 million was recognized, being the difference between the carrying value of the Units and the related ClearWave shares.

Between January 1, 2002 and March 13, 2002, we completed an issuer bid to acquire our Cdn$150 million 7% Equity Subordinated Debentures ("ESD") and converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest thereon. These financial instruments were classified as debt for U.S. GAAP whereas they were considered as equity instruments for Canadian GAAP. Consequently, the difference in the fair value of the consideration given for them and their carrying value is being recognized as a gain on debt restructuring for U.S. GAAP purposes whereas the difference in their carrying value and the consideration given in exchange for them was recorded as additional paid-in capital for Canadian GAAP purposes.

On September 19, 2001, we completed an exchange of $379.5 million principal amount at maturity of our 13¼% Senior Discount Notes due 2007 and $167.0 million principal amount at maturity of our 10½% Senior Discount Notes due 2007 for $50.0 million of cash and $194.8 million of 14% Senior Guaranteed Notes due December 30, 2003, which we refer to as 14% Notes, and which resulted in the realization of a gain on forgiveness of debt of $238.9 million. Under Canadian GAAP, the gain on the debt exchange was determined as the difference between the accreted value of the original debt net of unamortized deferred issuance costs less the face value of the 14% Notes and the cash payment of $50.0 million. Under U.S. GAAP, all future cash payments, including interest and contingent additional payments relative to the 14% Notes, as specified by their terms, are netted against the realized gain on forgiveness of debt, thereby reducing the realized gain. Thereafter, all cash payments under the 14% Notes were accounted for as reductions of the carrying amount of the 14% Notes and no interest expense was recognized on the 14% Notes for any period between the restructuring and full repayment in August 2003 of the 14% Notes and accordingly, interest and accrued contingent payments have been reversed in 2001 through 2003 for U.S. GAAP purposes. Upon the repayment of the Notes in 2003, the difference between the carrying value of the 14% Notes for U.S. GAAP purposes and the cash payment made was recognized as a gain on debt repayments.

NON GAAP MEASURES AND OPERATING DATA

We believe that OIBDA, referred to by some other telecommunication operators as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods.

NON GAAP MEASURES AND OPERATING DATA [CONT'D]

Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, including our cash flows, as reported under GAAP. Some of the limitations of OIBDA as a measure are:

  It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
  It does not reflect changes in, or cash requirements for our working capital needs;
  It does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBDA does not reflect any cash requirements for such replacements;
  It does not reflect foreign exchange gains or losses; and
  Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

We believe that average revenue per user ("ARPU") provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes equipment revenues, revenues from other wireless networks' customers roaming on our network and miscellaneous revenues. OIBDA and ARPU should not be considered in isolation or as alternative measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month's average number of subscribers.

The following tables provide a reconciliation between OIBDA and net income:

Operating Data from
Continuing Operations				Three Months Ended
(in thousands of U.S$)	Twelve Months Ended December 31,			December 31,
	2004	2003	2002	2004	2003
Net income (loss)	55,206	11,885	(127,174)	4,942	(727)
Loss from discontinued operations	—	8,811	189,133	—	—
Income taxes	63,535	52,840	32,502	18,921	14,165
Non-controlling interests	40,482	29,212	(27,187)	(8,922)	6,030
Net (gain) loss on disposal of
assets	(11,658)	(19,367)	528	—	—
Foreign exchange gain	(3,730)	(4,666)	(2,635)	(3,113)	(666)
Interest expense, net	84,751	91,163	103,974	22,691	22,314
Loss on early extinguishment of
debt	25,693	—	10,100	25,693	—
Gains on Recapitalization, Units
exchange and expiry	—	—	(91,655)	—	—
Depreciation and amortization	233,010	204,711	154,448	64,788	53,393
Consolidated OIBDA	487,289	374,589	242,034	125,000	94,509
MobiFon	344,934	281,195	231,546	84,836	67,594
Oskar Mobil	161,995	103,344	20,195	46,779	31,602
Corporate and Others	(19,640)	(9,950)	(9,707)	(6,615)	(4,687)
Consolidated OIBDA	487,289	374,589	242,034	125,000	94,509

NON GAAP MEASURES AND OPERATING DATA [CONT'D]

The following tables provide a reconciliation between service revenues and ARPU for both MobiFon and Oskar Mobil.

ARPU

	MobiFon

	Twelve months ended			Three months ended
		December 31,		December 31,
	2004	2003	2002	2004	2003
Service revenues for the periods (in thousands of
U.S.$)	686,283	529,520	425,567	192,929	145,146
Average number of subscribers for the period (in
millions)	4.05	2.84	2.32	4.64	3.21
Average monthly service revenue per subscriber for
the period (in U.S.$)	14.13	15.52	15.27	13.86	15.07
Less: impact of excluding in roaming and
miscellaneous revenue (in U.S.$)	(1.17)	(1.17)	(1.08)	(1.11)	(1.13)
ARPU (in U.S.$)	12.96	14.35	14.19	12.75	13.94

	Oskar Mobil

	Twelve months ended			Three months ended
	December 31,			December 31,
	2004	2003	2002	2004	2003
Service revenues for the periods (in thousands of
U.S.$)	523,268	385,388	227,342	151,729	114,221
Average number of subscribers for the period (in
millions)	1.68	1.35	1.06	1.79	1.49
Average monthly service revenue per subscriber for
the period (in U.S.$)	25.97	23.79	17.87	28.27	25.51
Less: impact of excluding in roaming and
miscellaneous revenue (in U.S.$)	(0.95)	(0.84)	(0.67)	(0.92)	(0.81)
ARPU (in U.S.$)	25.02	22.95	17.20	27.35	24.70

RESULTS OF OPERATIONS AND SELECTED FINANCIAL DATA

Summary of Quarterly Results

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what a subsequent quarter's operating results will be. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses. Seasonal fluctuation also typically occurs in the third quarter of each year because higher usage and roaming as a result of the summer holidays result in higher network revenue and operating profit. Significant unusual gains and losses are included in our quarterly income (loss) from continuing operations and are discussed in our discussion of the results of operations for the years presented below.

	Q4	Q3	Q2	Q1
(in thousands of U.S.$, except per share data)	2004	2004	2004	2004

Revenues	366,816	328,929	301,397	278,420
Income from continuing operations	4,942	20,674	13,907	15,683
Net income	4,942	20,674	13,907	15,683
Basic earnings per share
From continuing operations	0.03	0.14	0.10	0.13
From discontinued operations	—	—	—	—
Net earnings	0.03	0.14	0.10	0.13
Diluted earnings per share
From continuing operations	0.03	0.14	0.10	0.13
From discontinued operations	—	—	—	—
Net earnings	0.03	0.14	0.10	0.13

Summary of Quarterly Results

	Q4	Q3	Q2	Q1
(in thousands of U.S $, except per share data)	2003	2003	2003	2003

Revenues	277,787	257,217	232,163	199,918
Income (loss) from continuing operations	(727)	3,075	6,500	11,848
Net income (loss)	(727)	3,075	6,500	3,037
Basic earnings (loss) per share
From continuing operations	(0.01)	0.03	0.07	0.12
From discontinued operations	—	—	—	(0.09)
Net earnings (loss)	(0.01)	0.03	0.07	0.03
Diluted earnings (loss) per share
From continuing operations	(0.01)	0.03	0.07	0.12
From discontinued operations	—	—	—	(0.09)
Net earnings (loss)	(0.01)	0.03	0.07	0.03

RESULTS OF OPERATIONS AND SELECTED FINANCIAL DATA [CONT'D] Summary of Annual and Fourth Quarter Results

The following tables and discussion compare the results of operations for the fourth quarter ended December 31, 2004 and December 31, 2003 as well as for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.

	Year Ended			Three months ended
	December 31,			December 31,
(in thousands of U.S.$, except per share data)	2004	2003	2002	2004	2003
				Unaudited
Revenues
Services	1,209,551	914,908	652,909	344,658	259,367
Equipment	66,011	52,177	41,545	22,158	18,420
Total revenues	1,275,562	967,085	694,454	366,816	277,787

Cost of services	356,095	268,208	204,203	98,330	73,695
Cost of equipment	114,925	89,354	64,754	43,484	35,231
Selling, general and administrative
expenses	317,253	234,934	183,463	100,002	74,352
Depreciation and amortization	233,010	204,711	154,448	64,788	53,393
Operating income	254,279	169,878	87,586	60,212	41,116
Interest expense	(89,314)	(93,242)	(106,202)	(24,086)	(22,981)
Loss on early extinguishment of debt	(25,693)	—	(10,100)	(25,693)	—
Interest income	4,563	2,079	2,228	1,395	667
Foreign exchange gain	3,730	4,666	2,635	3,113	666
Gain (loss) on investments	11,658	19,367	(528)	—	—
Gain on recapitalization and Units
exchange and expiry	—	—	91,655	—	—
Income taxes	63,535	52,840	32,502	18,921	14,165
Non-controlling interest	(40,482)	(29,212)	27,187	8,922	(6,030)
Income (loss) from continuing operations	55,206	20,696	61,959	4,942	(727)
Loss from discontinued operations	—	(8,811)	(189,133)	—	—
Net income (loss)	55,206	11,885	(127,174)	4,942	(727)

Basic earnings (loss) per share
From continuing operations	0.39	0.21	0.66	0.03	(0.01)
From discontinued operations	—	(0.09)	(2.08)	—	—
Net earning (loss)	0.39	0.12	(1.42)	0.03	(0.01)

Diluted earning (loss) per share
From continuing operations	0.38	0.20	0.66	0.03	(0.01)
From discontinued operations	—	(0.09)	(2.08)	—	—
Net earning (loss)	0.38	0.11	(1.42)	0.03	(0.01)

Total assets as at December 31,	2,340,709	1,667,588	1,441,628
Total long-term debt as at December 31	1,147,060	1,121,411	963,181

YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

Revenues increased to $1.3 billion in 2004 from $967.1 million in 2003 and consisted of MobiFon's revenues of $723.5 million and Oskar Mobil's revenues of $552.1 million. MobiFon's continued growth contributed $165.4 million and Oskar Mobil contributed $143.0 million of the increase of which $38.5 million was related to the appreciation of the Czech Koruna.

Total operating expenses before depreciation and amortization increased to $788.3 million in 2004 from $592.5 million in 2003. Included in total operating expenses before depreciation and amortization is the cost of revenues, which increased to $471.0 million from $357.6 million due to the $55.7 million and $57.8 million increase in cost of revenues in the Czech Republic and Romania respectively, incurred in support of their revenue increase. Selling, general and administrative expenses increased to $317.3 million in 2004 compared to $234.9 million in 2003. The increase is largely attributable to additional costs incurred for acquiring and servicing a significantly higher number of subscribers and stock-based compensation charges of $12.6 million in 2004 compared to $0.3 million in 2003. The increase in selling general and administrative expenses consisted of increases of $43.9 million, $28.7 million and $9.7 million at MobiFon, Oskar and corporate, respectively. The increase in the operations was in support of their growth; in Oskar Mobil, the increase also reflects $10.4 million of foreign currency appreciation. The increase at corporate was predominately related to stock-based compensation costs which accounted for approximately $8.8 million of the increase due to the previously described change in accounting policy. As a result of the above, OIBDA increased 30.1% to $487.3 million for 2004 compared to $374.6 million for 2003 and represents 40.3% and 40.9% as a percent of 2004 and 2003 service revenue, respectively.

Depreciation and amortization increased to $233.0 million in 2004 from $204.7 million in 2003, an increase of $28.3 million. Romania accounted for $8.4 million of the increase and the Czech Republic accounted for $19.9 million, a higher tangible asset base was a contributing factor in both countries as well as appreciation of the Czech Koruna which comprised of $9.3 million of Oskar's increase. Included in these amounts are asset writedowns amounting to $10.1 million [$6.7 million in 2003] for property, plant and equipment, the majority of which have already been removed from service.

Interest expense decreased by $3.9 million to $89.3 million in 2004. The decrease reflects lower interest rates at corporate and the repayment of long-term debt at MobiFon. This was partially offset by increased costs at Oskar Mobil, as a result of foreign currency appreciation and higher average levels of indebtedness. The foreign exchange gain was $3.7 million in 2004, compared to $4.7 million in 2003. The 2004 gain was mostly at Oskar Mobil, which primarily related to the appreciation of the Czech Koruna over the Euro.

The 2004 results include a gain on sale of investment of $11.7 million related to the disposal of our shares in Hexacom, our Indian affiliate and our share of the $25.7 million loss on early extinguishment of debt related to Oskar Mobil's refinancing.

The income tax expense of $63.5 million primarily relates to MobiFon which has generated net income. We had available, as at December 31, 2004, net operating loss carryforwards in the amount of $174.7 million, of which $83.2 million was from corporate which consists of $63.2 million, $15.0 million and $5.0 million expiring in 2009, 2010 and 2011, respectively. The remaining loss carryforwards of $91.5 million relate to Oskar Mobil and consist of $86.5 million and $5.0 million expiring in 2008 and 2009, respectively. We may be limited in our ability to use these loss carryforwards in any one year due to the uncertainty of generating sufficient taxable income and, as a result, the related future tax asset has been fully provided for by a valuation allowance.

Our income allocated to non-controlling interests amounted to $40.5 million in 2004 compared to $29.2 million in 2003. The 2004 non-controlling interest is composed of the share of earnings attributed to non-controlling interests in MobiFon and ClearWave of $50.0 million, partly offset by the share of losses of subsidiaries attributed to non-controlling interests in Oskar Holdings of $9.5 million, $18.7 million of which was associated with the loss on early extinguishment of debt.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003 [CONT'D]

As a result of the foregoing, income from continuing operations for the year ended December 31, 2004 was $55.2 million compared to $20.7 million in 2003, and the corresponding basic earnings per share from continuing operations was $0.39 and $0.21, respectively. Diluted earnings per share were $0.38 compared to $0.20 in 2003.

We completed the sale of our interest in our Brazilian A-Band cellular operations on March 26, 2003 and recorded, within discontinued operations, a loss on disposal of $8.8 million. We held our Brazilian A-Band cellular operations through Telpart, a holding Company. In connection with the sale, we settled or terminated all litigation related to such interest. However, although litigation has now been settled or terminated as part of the sale of our interest in Telpart, the parties may recommence the litigation should such sale be unwound for any reason. Furthermore, we may be subject to future claims in relation to our past equity participation in Telpart.

Net income for the year ended December 31, 2004 was $55.2 million compared to $11.9 million in 2003. Basic earnings per share was $0.39 compared to $0.12 in 2003, diluted earnings per share was $0.38 compared to $0.11 in 2003, based on average shares outstanding of 145.9 million and 103.4 million, respectively.

THREE MONTHS ENDED DECEMBER 31, 2004

COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 2003

Our revenues increased to $366.8 million for the three months ended December 31, 2004 from $277.8 million for the three months ended December 31, 2003, reflecting continued subscriber growth and increases in ARPU at Oskar Mobil as a result of the appreciation of the Czech Koruna against the dollar. During this typically strong subscriber growth quarter due to the Christmas season, we added 624,399 net additional subscribers for the three months ended December 31, 2004 compared to 624,688 net additional subscribers during the same period of 2003. These subscriber additions represented 35.9% and 48.8% of the total net subscriber additions for 2004 and 2003, respectively. We had 6,741,428 subscribers as at December 31, 2004, compared to 5,206,983 subscribers at December 31, 2003, an increase of 29.5%.

Cost of service revenues increased to $98.3 million for the three months ended December 31, 2004 from $73.7 million for the three months ended December 31, 2003 but, as a percentage of service revenue, remained stable at 28.5% compared to 28.4% in 2003. Selling, general and administrative expenses increased to $100.0 million, 29.0% of service revenue, for the three months ended December 31, 2004, compared to $74.4 million, 28.7% of service revenue, for the three months ended December 31, 2003. The increase in selling, general and administrative expense is largely attributable to additional costs incurred for acquiring and servicing a significantly higher number of subscribers, especially in the postpaid segment. Also included in the expenses for the fourth quarter of 2004 is a non-cash stock based compensation expense of $5.0 million. Our OIBDA increased 32.3% to $125.0 million, or 36.3% of service revenue for the fourth quarter of 2004, compared to $94.5 million, or 36.4% of service revenue, for the same period last year.

Depreciation and amortization increased to $64.8 million for the three months ended December 31, 2004 from $53.4 million for the same period of 2003, due primarily to a higher tangible asset base. Included therein for 2004 were asset write-downs in the amount of $5.3 million.

Operating income rose 46.4% to $60.2 million for the three months ended December 31, 2004, compared to $41.1 million for the same period of 2003.

THREE MONTHS ENDED DECEMBER 31, 2004

COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 2003 [CONT'D]

Total interest expense increased by $1.1 million to $24.1 million for the three months ended December 31, 2004, as a result of the higher effective cost of debt and higher level of average debt at Oskar Mobil, partly offset by the repayment of long-term debt at MobiFon. Higher pre-tax net income before taxes at MobiFon was the primary cause of a $4.8 million increase in income tax expense for the three months ended December 31, 2004.

The positive variance of $15.0 million in non-controlling interest was due to a higher allocation of losses at Oskar Mobil this quarter compared to the three months ended December 31, 2003. Included in this year's results at Oskar Mobil is a $25.7 million loss on early extinguishment of debt in connection with their refinancing of the senior credit facility.

As a result of the foregoing, net income for the three months ended December 31, 2004 was $4.9 million, compared to a net loss of $0.7 million for the same period of 2003.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

Revenues increased to $967.1 million in 2003 from $694.5 million in 2002 and consisted of MobiFon's revenues of $558.1 million and Oskar Mobil's revenues of $409.0 million. MobiFon's continued growth contributed $111.3 million and Oskar Mobil contributed $161.4 million of the increase of which $38.1 million was related to the appreciation of the Czech Koruna.

Total operating expenses before depreciation and amortization increased to $592.5 million in 2003 from $452.4 million in 2002. Included in total operating expenses before depreciation and amortization is the cost of revenues, which increased to $357.6 million from $269.0 million due to the $37.4 million and $51.2 million increase in cost of revenues in the Czech Republic and Romania, respectively, incurred in support of their revenue increase. Selling, general and administrative expenses increased to $234.9 million in 2003 compared to $183.5 million in 2002. MobiFon and Oskar Mobil accounted for $24.2 million and $27.0 of the increase, respectively, and for both operations, the increase was in support of their growth. In the case of Oskar Mobil, the increase also reflects $12.7 million of foreign currency appreciation. As a result of the above, OIBDA increased 55% to $374.6 million for 2003 compared to $242.0 million for 2002 and represents 40.9% and 37.1% as a percent of 2003 and 2002 service revenue, respectively.

Depreciation and amortization increased to $204.7 million in 2003 from $154.4 million in 2002, an increase of $50.3 million. Romania accounted for $23.5 million of the increase and the Czech Republic accounted for $26.8 million, a higher tangible asset base was a contributing factor in both countries. Furthermore, during the year we undertook a review of the remaining useful lives of certain of our property, plant and equipment based on the current and expected future technical condition and utility of these assets. As a result, we changed the estimated useful lives of certain of these assets, which resulted in an increase in depreciation expense in 2003 of approximately $21.5 million [$3.0 million in 2002]. Included in these amounts are asset writedowns amounting to $6.7 million [$1.6 million in 2002] for property, plant and equipment, the majority of which have already been removed from service.

Interest expense decreased by $13.0 million to $93.2 million in 2003, mainly reflecting the decrease in interest costs at the corporate level due to debt reduction and decreased interest costs at MobiFon due to lower effective rates, which was partially offset by increased costs at Oskar Mobil, as a result of foreign currency appreciation and higher levels of indebtedness. The foreign exchange gain was $4.7 million in 2003, compared to $2.6 million in 2002. The 2003 gain is represented by gains in Oskar Mobil of $0.9 million, $2.1 million at MobiFon and $1.6 million at the corporate level mainly resulting from the weakening of the U.S. dollar relative to the Czech Koruna, Romanian Leu and to the Canadian dollar.

The 2003 results include a gain on sale of investment of $19.8 million related to the March 2003 disposal of 5.9% of MobiFon, whereas the 2002 results include a loss of $0.5 million on disposal of non-core assets.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002 [CONT'D]

The income tax expense of $52.8 million primarily relates to MobiFon which has generated net income.

Our income allocated to non-controlling interests amounted to $29.2 million in 2003, compared to losses allocated in 2002 of $27.2 million. The 2003 non-controlling interest is composed of the share of earnings attributed to non-controlling interests in MobiFon and ClearWave of $49.1 million in aggregate partly offset by the share of losses of subsidiaries attributed to non-controlling interests in TIW Czech of $19.9 million.

As a result of the foregoing, income from continuing operations for the year ended December 31, 2003 was $20.7 million compared to $62.0 million in 2002, and the corresponding basic and diluted earnings per share from continuing operations was $0.21 and $0.20, respectively, compared to basic and diluted earnings per share of $0.66 for 2002. However, the 2002 results include a $91.7 million gain on recapitalization, Units exchange and expiry which consisted of a $46.1 million gain realized on the exchange of the Units, $1.5 million gain realized on the redemption of the ESDs and a $44.0 million gain on disposal of the ClearWave shares contained in the Units which expired on June 30, 2002. The 2002 results also include a loss on debt extinguishment which relates to MobiFon's refinancing of its long-term facility and consists of unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totalling $4.9 million.

We completed the sales of our interest in our Brazilian A-Band cellular operations on March 26, 2003 and recorded, within discontinued operations, a loss on disposal of $8.8 million. We held our Brazilian A-Band cellular operations through Telpart, a holding Company. In 2002, we recorded a loss from discontinued operations of $189.1 million. Of this amount, $155.3 million consisted of foreign exchange translation losses related to these investments, of which $85.2 million was already recorded as a reduction of shareholders' equity and $33.8 million consisted of additional provisions for exit costs and impairment in value.

Net income for the year ended December 31, 2003 was $11.9 million compared to a net loss of $127.2 million in 2002. Basic and diluted earnings per share was $0.12 and $0.11, respectively, compared to a basic and diluted loss per share of $1.42 in 2002 based on average shares outstanding of 103.4 million and 91.0 million, respectively.

MOBIFON
For the years ended December 31,	2004	2003	2002
(in thousands of U.S.$)

Revenues
Services	686,283	529,520	425,567
Equipment	37,212	28,531	21,214
	723,495	558,051	446,781

Cost of services	146,755	104,714	81,462
Cost of equipment	69,060	53,301	39,160
Selling, general and administrative expenses	162,746	118,841	94,613
Operating income before depreciation and amortization	344,934	281,195	231,546
Depreciation and amortization	118,904	110,458	86,919
Operating income	226,030	170,737	144,627

YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

MobiFon's service revenues increased to $686.3 million in 2004 from $529.5 million in 2003, reflecting the continued subscriber growth. MobiFon added 1,453,270 cellular subscribers compared to 821,834 in 2003 to reach 4,910,312 subscribers as at December 31, 2004 compared to 3,457,042 at the end of 2003. MobiFon achieved an all-time record subscriber growth during the year. ARPU was $12.96 for the twelve months ended December 31, 2004 compared to $14.35 in 2003. As the telecommunication market penetration increases in Romania, there is a risk of ARPU erosion as new subscribers typically have lower usage. We expect the offering of value added services and continued focus on higher end postpaid and business subscribers to partially offset this effect.

Cost of service revenues increased as a percentage of service revenues to 21.4% in 2004 compared to 19.8% in 2003 and was $146.8 million in 2004 compared to $104.7 million in 2003. The increase was largely due to higher interconnection costs due to increased traffic, a higher proportion terminating on other operator's networks, and higher regulatory spectrum fees which are primarily related to the newly introduced universal service fee. The costs of equipment continue to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new postpaid subscribers.

Selling, general and administrative expenses increased to $162.7 million in 2004 compared to $118.8 million in the previous year or 23.7% of service revenues compared to 22.4% of service revenues for 2003. The higher expenses were predominantly in support of significant customer acquisition activity during the year as net subscriber additions were 76.8% higher than in 2003.

MobiFon's OIBDA increased 22.7% to $344.9 million as compared to $281.2 million for the prior year. As a percentage of service revenues, OIBDA was 50.3% in 2004 compared to 53.1% in 2003; this reflects higher cost of services and the costs incurred to acquire a significant number of new subscribers. We expect MobiFon to maintain strong margins, such as those realized in 2004 stemming from its large proportion of on-network traffic for which there are no interconnection costs, and its low reliance on third parties to provide backbone capacity.

Depreciation and amortization increased to $118.9 million in 2004 from $110.5 million in 2003. The increase was primarily due to a higher tangible asset base. As a result of the foregoing, the operating income increased to $226.0 million in 2004 from $170.7 million in 2003.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

MobiFon's service revenues increased to $529.5 million in 2003 from $425.6 million in 2002, reflecting the continued subscriber growth. MobiFon added 821,800 cellular subscribers compared to 631,600 in 2002 to reach 3,457,000 subscribers as at December 31, 2003 compared to 2,635,200 at the end of 2002. ARPU was $14.35 for the twelve months ended December 31, 2003 compared to $14.19 in 2002. MobiFon achieved record subscriber growth during the fourth quarter. Its 2003 focus continued to be on postpaid and high value business customers. The postpaid subscribers at the end of December 31, 2003 were 1,294,238 compared to 941,221 at December 31, 2002, resulting in postpaid subscribers as a percentage of total subscribers at December 31, 2003 of 37.4% as compared to 35.7% as at December 31, 2002.

Cost of service revenues increased as a percentage of service revenues to 19.8% in 2003 compared to 19.1% in 2002 and was $104.7 million in 2003 compared to $81.5 million in 2002. The increase was largely due to higher site costs as a result of a greater number of sites on air and higher interconnection and roaming costs due to increased traffic and costs associated with the leasing of fiber optic capacity. The costs of equipment continue to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new postpaid subscribers.

Selling, general and administrative expenses increased to $118.8 million in 2003 compared to $94.6 million in the previous year or 22.4% of service revenues compared to 22.2% of service revenues for 2002. The higher expenses mainly reflect higher subscriber acquisition costs due to greater new subscriber additions especially in the postpaid segment.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002 [CONT'D]

MobiFon's OIBDA increased 21.5% to $281.2 million as compared to $231.5 million for the prior year. As a percentage of service revenues, OIBDA was 53.1% in 2003 compared to 54.4% in 2002.

Depreciation and amortization increased to $110.5 million in 2003 from $86.9 million in 2002. The increase was primarily due to a change in estimated useful lives of certain assets and a higher tangible asset base. As a result of the foregoing, the operating income increased to $170.7 million in 2003 from $144.6 million in 2002.

OSKAR MOBIL
For the years ended December 31,	2004	2003	2002
(in thousands of U.S.$)

Revenues
Services	523,268	385,388	227,342
Equipment	28,799	23,646	20,331
	552,067	409,034	247,673
Cost of services	209,340	163,494	122,741
Cost of equipment	45,865	36,053	25,594
Selling, general and administrative expenses	134,867	106,143	79,143
Operating income (loss) before depreciation and
amortization	161,995	103,344	20,195
Depreciation and amortization	114,068	94,187	67,367
Operating income (loss)	47,927	9,157	(47,172)

YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

Oskar Mobil's service revenues increased to $523.3 million in 2004 from $385.4 million in 2003, reflecting continued subscriber growth, the company's focus on postpaid subscriber growth and the effect of the appreciation of the Koruna versus the U.S. dollar. Oskar Mobil added 284,365 net subscribers in 2004, compared to 367,000 in 2003, to reach 1,831,116 subscribers as at December 31, 2004 compared to 1,546,751 at the end of 2003. The focus on postpaid subscribers is reflected in postpaid subscribers as a percentage of total subscribers of 47.9% as of December 31, 2004 compared to 42.5% as of December 31, 2003. The results of this strategy as well as the appreciation of the Koruna is also reflected in ARPU which for the year ended December 31, 2004 was $25.02 as compared to $22.95 for the year ended December 31, 2003. The average exchange rate of the Koruna versus the U.S. dollar was 25.64 in 2004 as compared to 28.17 in 2003, an increase of 9.8%. We have the highest proportion of postpaid subscribers as a percentage of our total subscribers among cellular operators in the Czech Republic, at 47.9% as of December 31, 2004, allowing us to sustain the highest reported ARPU in the Czech Republic.

Cost of service revenues increased by 28.0% to $209.3 million in 2004 compared to $163.5 million in 2003 in support of the 35.8% increase in service revenues, but as a percentage of services revenues, cost of service decreased to 40.0% from 42.4% in 2003. This decrease resulted primarily from lower average interconnection rates amongst mobile operators and from greater on-net and incoming traffic as a percentage of total traffic. Cost of equipment continued to be higher than associated revenues, consistent with our policy to sell equipment at prices that will attract new subscribers.

Selling, general and administrative expenses increased by 27.1% to $134.9 million as a result of the 18.4% subscriber growth in 2004, the effect of the appreciation of the Czech Koruna and Oskar Mobil's focus on postpaid subscribers. Oskar Mobil's OIBDA increased to $162.0 million in 2004 from $103.3 million in 2003, due primarily to revenue increases from subscriber growth. OIBDA as a percentage of service revenues increased to 31.0% in 2004 compared to 26.8% in 2003. We expect to continue to expand our OIBDA margin as a percentage of service revenues in 2005 because of continued economies of scale and more favourable traffic patterns as the Company continues to grow its subscriber base.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003 [CONT'D

Depreciation and amortization increased to $114.1 million in 2004 from $94.2 million in 2003. The increase was primarily due to a higher tangible asset base, the appreciation of the Koruna relative to the U.S. dollar and assets, including asset writedowns of $6.4 million. As a result of the foregoing, Oskar Mobil generated operating income of $47.9 million in 2004 compared to an operating income of $9.2 million in 2003.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

Oskar Mobil's service revenues increased to $385.4 million in 2003 from $227.3 million in 2002, reflecting continued subscriber growth, the company's focus on postpaid subscriber growth and the effect of the appreciation of the Koruna versus the U.S. dollar. The focus on postpaid subscribers is reflected in postpaid subscribers as a percentage of total subscribers of 42.5% as of December 31, 2003 compared to 35.6% as of December 31, 2002. The results of this strategy as well as the appreciation of the Koruna is also reflected in ARPU which for the year ended December 31, 2003 was $22.95 as compared to $17.20 for the year ended December 31, 2002. Foreign exchange appreciation accounted for $2.65 of this increase in ARPU. The average exchange rate of the Koruna versus the U.S. dollar was 28.17 in 2003 as compared to 32.68 in 2002, an increase of 16%. Oskar Mobil added 367,000 net subscribers in 2003, compared to 321,400 in 2002, to reach 1,546,751 subscribers as at December 31, 2003 compared to 1,179,752 at the end of 2002.

Cost of service revenues increased by 33.2% to $163.5 million in 2003 compared to $122.7 million in 2002 in support of the 69.5% increase in service revenues, but decreased as a percentage of services revenues to 42.4% in 2003 compared to 54.0% in 2002 reflecting economies of scale as fixed costs are spread over a larger subscriber base and the effect of a $8.4 million reduction in estimated interconnection costs, of which approximately $4.8 million related to 2002. Cost of equipment continued to be higher than associated revenues, consistent with our policy to sell equipment at prices that will attract new subscribers.

Selling, general and administrative expenses increased by 34.1% to $106.1 million as a result of the 31.0% subscriber growth in 2003, the effect of the appreciation of the Czech Koruna and Oskar Mobil's focus on postpaid subscribers. Oskar Mobil's OIBDA increased to $103.3 million in 2003 from $20.2 million in 2002, due primarily to revenue increases from subscriber growth coupled with economies of scale and tight controls over operating costs which constrained operating cost increases. OIBDA as a percentage of service revenues increased to 26.8% in 2003 compared to 8.9% in 2002.

Depreciation and amortization increased to $94.2 million in 2003 from $67.4 million in 2002. The increase was primarily due to a change in estimated useful lives of certain assets and a higher tangible asset base. As a result of the foregoing, Oskar Mobil generated operating income of $9.2 million in 2003 compared to an operating loss of $47.2 million in 2002.

LIQUIDITY AND CAPITAL RESOURCES

The following table is a summary of our consolidated cash flows for the years ended December 31, 2004, 2003, and 2002.

Cash Flow Data
For the years ended December 31,	2004	2003	2002
(in thousands of U.S.$)

Cash provided by operating activities	382,366	252,771	130,113
Cash used in investing activities	(297,210)	(145,485)	(242,213)
	85,156	107,286	(112,100)
Cash provided by (used in) financing activities	(45,251)	(41,748)	93,688
Net effect of exchange rate translation on cash
and cash equivalent	7,656	5,722	721
Cash provided by (used in) continuing
operations	47,561	71,260	(17,691)
Cash provided by (used in) discontinued
operations	—	64,731	(7,063)
Increase (decrease) in cash and cash
equivalents	47,561	135,991	(24,754)
Cash and cash equivalents, beginning of
period	196,697	60,706	85,460
Cash and cash equivalents, end of period	244,258	196,697	60,706

YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

For the year ended December 31, 2004, operating activities provided cash of $382.4 million compared to $252.8 million for the same period last year. The $129.6 million increase year-over-year is mainly explained by the $112.7 million increase in the 2004 operating income before non-cash items, such as depreciation and amortization, over the corresponding periods in 2003, partially offset by higher taxes paid primarily by MobiFon in 2004 of $8.3 million.

Investing activities used cash of $297.2 million for the year ended December 31, 2004, essentially for the expansion of wireless networks in Romania and the Czech Republic but also including $97.2 million paid for the acquisition of additional interests in our subsidiaries partially offset by the $21.8 million net proceeds from the sale of our investment in shares of Hexacom and $6.6 million of net proceeds from the repatriation of funds held in a trust for the benefit of certain key employees subsequent to its dissolution. This compares to cash used in investing activities of $145.5 million for the year ended December 31, 2003 essentially for MobiFon's and Oskar Mobil's capital expenditures of $188.3 million offset by $41.5 million net proceeds from the sale of 5.9% interest in MobiFon in March 2003. MobiFon's and Oskar Mobil's capital expenditures utilized cash of $135.8 million and $92.6 million for 2004, respectively, and $107.7 million and $80.6 million for 2003, respectively.

For the year ended December 31, 2004, financing activities used cash of $45.3 million compared to a use of cash of $41.7 million for the twelve months ended December 31, 2003. The uses of cash for financing activities in the year ended December 31, 2004 were $30.0 million of scheduled repayments of MobiFon's senior credit facility, $567.1 million early repayment and $9.0 million scheduled repayments of Oskar Mobil's senior credit facility, the early redemption of $2.3 million of MobiFon Holding's senior notes, $39.8 million distributed to minority shareholders of MobiFon, $21.9 million of deferred financing costs and $35.6 million of hedge settlement payments in connection with the refinancing of Oskar Mobil in October 2004. These uses were partially offset by $78.1 million of proceeds from issuances of our common shares, and $582.7 million of issuance of long-term debt at Oskar Mobil following the October refinancing.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003 [CONT'D]

For the year ended December 31, 2003, financing activities used cash of $41.7 million and consisted of $28.1 million in additions to restricted short-term investments, $74.6 million distributed to minority shareholders mainly as a result of MobiFon distributions, $47.4 million representing a full repayment of our senior corporate bank facility, $13.2 million of deferred financing costs and $223.9 million at the corporate level in repayment of long-term debt, partially offset by $9.5 million of proceeds from the issuance of common shares, $18.9 million received from the issuance of subsidiaries' shares to non-controlling interests and $317.1 million proceeds from borrowings in MobiFon Holdings, MobiFon and Oskar Mobil.

During 2003, cash provided by discontinued operations was $64.7 million and reflected the proceeds from the sale of our Brazilian Cellular operations net of costs incurred in relation to their disposal.

Cash, cash equivalents and short-term investments, as of December 31, 2004, totalled $272.1 million including $171.8 million at the corporate levels including $47.6 million at MobiFon Holdings, which included restricted short-term investments of $27.8 million. As of December 31, 2004, total consolidated indebtedness was $1.1 billion, of which $224.4 million was at the corporate level, $270.0 million at MobiFon and $652.6 million at Oskar Mobil. Total indebtedness at the corporate level was mainly comprised of $218.3 million in Notes issued by MobiFon Holdings and a purchase price adjustment of $5.1 million related to a fair value adjustment resulting from the purchase price allocation of the 14.2% acquisitions of ClearWave acquisition which occurred during 2003 and 2004.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

For the year ended December 31, 2003, operating activities provided cash of $252.8 million compared to $130.1 million for the same period last year. The increase year-over-year is mainly explained by the $132.6 million increase in the 2003 operating income before non-cash items, such as depreciation and amortization, over the corresponding periods in 2002, partially offset by higher taxes paid by MobiFon in 2003.

Investing activities used cash of $145.5 million for the year ended December 31, 2003, essentially for the expansion of wireless networks in Romania and the Czech Republic, offset by the $41.5 million net proceeds from the sale of a 5.9% interest in MobiFon in March of 2003. This compares to cash used in investing activities of $242.2 million for the year ended December 31, 2002. MobiFon's and Oskar Mobil's capital expenditures utilized cash of $107.7 million and $80.6 million for 2003, respectively, and $100.3 million and $142.6 million for 2002, respectively.

For the year ended December 31, 2003, financing activities used cash of $41.7 million and consisted of $28.1 million in additions to restricted short-term investments, $74.6 million distributed to minority shareholders mainly as a result of MobiFon distributions, $47.4 million representing a full repayment of our senior corporate bank facility, $13.2 million of deferred financing costs and $223.9 million at the corporate level in repayment of long-term debt, partially offset by $9.5 million of proceeds from the issuance of common shares, $18.9 million received from the issuance of subsidiaries' shares to non-controlling interests and $317.1 million proceeds from borrowings in MobiFon Holdings, MobiFon and Oskar Mobil. For the year ended 2002, cash provided by financing activities was $93.7 million, mainly from proceeds from our recapitalization as described in Note 8 of our Consolidated Financial Statements of $41.2 million, subsidiary's shares issued to non-controlling interests of $29.9 million and net borrowings of $47.0 million, offset by subsidiary's distributions paid to non-controlling interests of $10.8 million and financing costs of $8.6 million.

Cash provided by discontinued operations was $64.7 million and reflected the proceeds from the sale of our Brazilian Cellular operations net of costs incurred in relation to their disposal. During 2002, cash used by discontinued operations was $7.1 million and consisted of exit related costs.

Cash and cash equivalents, including restricted short-term investments of $28.1 million at MobiFon Holdings as of December 31, 2003, totalled $224.8 million, including $25.7 million at the TIW and ClearWave levels and $45.0 million at MobiFon Holdings. As of December 31, 2003, total consolidated indebtedness was $1.1 billion, of which $221.5 million was at the corporate level, $312.7 million at MobiFon and $587.2 million at Oskar Mobil. Total indebtedness at the corporate level was mainly comprised of $220.1 million in Notes issued by MobiFon Holdings.

SOURCES OF FINANCING

At the corporate level, as at December 31, 2004, we had cash and cash equivalents of $124.2 million and restricted short-term investments of $27.8 million and we had total debt of $224.4 million, consisting mainly of the 12.5% MobiFon Holdings Senior Notes due 2010 and the previously described purchase price adjustment of $5.1 million related to MobiFon Holdings Senior Notes. The following is a summary discussion of financing activities conducted at the corporate level.

From our inception to May 1997, substantially all of our cash requirements were met by the proceeds from private sales of equity securities, which were made pursuant to subscription agreements entered into between 1994 to 1996 periods, and totalled $240.0 million. In May 1997, we completed an initial public offering on the Toronto Stock Exchange for net proceeds of $118.5 million and through February 2000, we raised a further $272.1 million through the issuance of our shares in public offerings.

In June 1997, we issued 13 1/4% Senior Discount Notes with a nominal value of $380.0 million. In October 1997, we issued 10 1/2% Senior Discount Notes with a nominal value of $167.0 million. Total gross proceeds from these issues were $299.9 million, before issue costs in the amount of $11.8 million. On September 19, 2001, we completed the exchange of substantially all of our Senior Discount Notes for $50.0 million of cash and $194.8 million of 14% Notes due December 30, 2003 resulting in the realization of a gain on forgiveness of debt of $238.9 million.

Our 14% Notes had a maturity on December 30, 2003. Interest on our 14% Notes accrued at a rate of 14% per annum and were payable semi-annually on each June 30 and December 30. The interest payments on December 30, 2001 and June 30, 2002 were made by the issuance of $6.7 million and $14.1 million of additional 14% Notes.

In July 1999, we entered into a corporate credit facility with certain financial institutions, providing for aggregate borrowing capacity of $140.0 million. Affiliates of our then significant shareholders participated in this lending facility. Our corporate credit facility was amended to extend the maturity to June 30, 2003. However, during 2002, we made loan repayments of $36.1 million bringing the loans outstanding as at December 31, 2002 under the facility to $47.4 million, and during the first quarter of 2003 the corporate credit facility was retired with proceeds from the March 2003 sale of MobiFon shares previously described.

During the second quarter of 2003, we also redeemed an aggregate of $72.4 million in principal plus accrued interest of $3.8 million of our 14% Senior Guaranteed Notes due December 30, 2003. Accordingly, we did not proceed with the issuance of $10 million in additional 14% Notes which we otherwise would have been required to issue on June 30, 2003 pursuant to the provisions of the indenture, resulting in the reversal of $7 million of contingent payments which was accrued as additional interest throughout the term of the 14% Notes. Furthermore, as a result of the ClearWave distribution described below, we redeemed the remaining $148.2 million in principal plus accrued interest of 14% Notes during the third quarter of 2003.

In February 1999, we completed the issuance of Cdn$150.0 million (or $98.6 million at the time of issue) of 7.0% ESDs. The net proceeds from the issuance of the ESDs were Cdn$145.7 million (or $95.8 million at the time of issue).

On February 5, 2002, we completed an issuer bid to acquire Cdn$150 million of ESDs. Pursuant to the issuer bid and concurrent consent request, we paid Cdn$6.8 million, issued 0.5 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$8.05 at any time before March 31, 2003, which were not exercised issued approximately 7.5 million Common Shares and approximately 0.7 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$8.05 at any time before September 30, 2002, which were not exercised, for substantially all of the ESDs. We amended the remaining Cdn$5.0 million in principal amount of ESDs to, among other things, extend the maturity of the ESDs to December 2006, reduce the principal amount of each ESD to Cdn$250, provide for our right to convert the ESDs at maturity into Common Shares of TIW at a price equal to the greater of Cdn$5.00 and the then current market price of the Common Shares and provide for the optional conversion at maturity into Common Shares of TIW at a price of Cdn$22.00. As a result, we currently have an aggregate of Cdn$1.24 million [$1.0 million] in amended ESDs outstanding.

SOURCES OF FINANCING [CONT'D]

On March 8, 2000, we issued $300.0 million of 7.75% Convertible Debentures for net cash proceeds of $291.0 million. On February 5, 2002, we converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest of $11.6 million due September 2001 for 30.9 million Common Shares. We also issued warrants to a holder to purchase up to a total of 3 million Common Shares at $5.00 per share on or before September 30, 2002 which were not exercised.

On February 14, 2001 we issued 43.8 million Units for gross proceeds of Cdn$396.5 million ($260.4 million) before issue costs of Cdn$18.2 million ($11.9 million, at the time of issue) pursuant to a rights offering made to all holders of our then Multiple and Common Shares. We also issued 2.1 million Units as a partial payment on acquisition of MobiFon's shares held by a non-controlling interest. On December 11, 2001, we launched an exchange offer to repurchase all outstanding Units. On February 5, 2002, in connection with such exchange offer and the financing commitments under a private placement subscription agreement between Telesystem Ltd, and certain of our other stakeholders, we acquired 33.7 million Units and raised $51.7 million in gross proceeds.

The raising of these funds was in addition to a December 14, 2001 private placement resulting in the issuance of 4.9 million warrants at a negotiated price of approximately $3.05 each, exercisable for one Common Share or one nonvoting Preferred Share convertible at the holder's option into our Common Shares at no additional cost for a cash consideration of $14.5 million net of issuance costs of $0.5 million. We refer to these warrants as our Special Warrants. Pursuant to the February 5, 2002 private placement and exchange offer on the Units, we have issued an additional 53.8 million in aggregate of Common Shares and Special Warrants, 0.9 million warrants, each allowing the holder to purchase one Common Share at a price $5.00 on or before March 31, 2003, which were not exercised, and 1.7 million warrants, each allowing the holder to purchase one Common Share at a price Cdn$7.95 on or before March 31, 2003, which were not exercised. The Unit acquisition resulted in an increase in our equity interest and voting rights in ClearWave from 45.5% and 80.7% respectively, to 85.6% and 94.9%, respectively. On March 13, 2002, the outstanding 35,000,000 Special Warrants were converted into 35,000,000 non-voting Preferred Shares for no additional considerations.

During 2002, MobiFon approved aggregate distributions of $66.3 million, consisting of dividends of $27.5 million and share repurchases of $38.8 million. ClearWave received $42.0 million of these distributions in 2002 and we received $34.0 million by way of the repayment of the inter-company demand loan and accrued interest thereto between ClearWave and us. On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase of which $24.6 million was paid to ClearWave during 2002. In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion [$59.1 million] of which ClearWave received $33.5 million. Furthermore, in October 2003, the shareholders of MobiFon distributed $35.7 million by means of a par value reduction, of which ClearWave received $20.6 million.

On June 27, 2003, MobiFon Holdings, a wholly owned subsidiary of ClearWave which holds our investment in MobiFon, closed a $225 million issue of 12.5% Senior Notes, by way of private placement. The 12.5% Senior Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to MobiFon Holdings from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders, which has been reflected as restricted short-term investments on the balance sheet, and $182.5 million was distributed to ClearWave. ClearWave made distributions for an aggregate amount of $142.1 million, of which $20.5 million was paid to non-controlling interests. The restricted short-term investment of $27.8 million as at December 31, 2004, consists of term deposits and highly liquid debt instruments purchased with a maturity of greater than three months and less than six months. As at December 31, 2004, the interest rate on these short-term investments is 1.43%.

SOURCES OF FINANCING [CONT'D]

The 12.5% Senior Notes mature on July 31, 2010. Interest on the notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and are payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The 12.5% Senior Notes are unsecured, except to the extent of a security interest in the debt service reserve account and ranks senior in right of payment to the MobiFon Holdings' future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holdings' existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the 12.5% Senior Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the 12.5% Senior Notes, contains customary negative covenants which among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings is not permitted to engage in activities other than holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%. Furthermore, MobiFon Holdings is not permitted to incur indebtedness in excess of the lower of $360 million or two times the last twelve months' OIBDA. On November 17, 2003, the notes were exchanged for substantially identical notes registered under the United States Securities Act. During the year ended December 31, 2003, financing costs in the amount of $9.8 million relating to the issuance of the 12.5% Senior Notes were deferred.

The 12.5% Senior Notes will be callable from July 2007 at a decreasing premium over par value starting at 6.25%. In March 2003, we sold a 5.9% equity interest in MobiFon for a total cash consideration of $42.5 million. On March 26, 2003, we sold our Brazilian cellular operations for gross proceeds of $70 million, and we sold our 27.5% direct stake in Hexacom for $22.5 million in February 2004.

In December 2003, we accepted a binding offer to sell our 27.5% direct equity interest in Hexacom for proceeds of $22.5 million. We provided our co-shareholders in Hexacom with the required notices to trigger certain rights of first refusal provided for in the Hexacom Shareholders' Agreement. During the first quarter of 2004, our co-shareholders exercised their right of first refusal and paid the $22.5 million purchase price as stipulated in the December 12, 2003 binding offer. As a result, we realize a gain on disposal of its investment in Hexacom of $11.7 million in the three months period ended March 31, 2004.

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4,6 trillion ($138 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under the MobiFon's senior credit agreements. In April, July and October 2004, an aggregate of $39.8 million of dividends were distributed to non-controlling interests. As at December 31, 2004, the amount payable to non-controlling interests based on the conditions of such loan agreements, was $3.2 million and is included with total current liabilities.

On March 25, 2004, we sold 7 million common shares at $9.50 per share from treasury for gross proceeds of $66.5 million and net proceeds of $62.7 million. On March 31, 2004, the underwriters of the offering exercised the over-allotment option that they had been awarded to purchase an additional 1,050,000 common shares at a price of $9.50 per share from treasury. The over-allotment option closed on April 5, 2004 resulting in net proceeds of $9.5 million.

MobiFon

MobiFon's cash requirements as of December 31, 2004 have been met by cash provided by operations, borrowings under its bank facilities and capital leases and equity contributions of $270.6 million.

On August 27, 2002, MobiFon closed a $300 million senior loan facility. The facility was fully drawn as of December 31, 2003 and the regular scheduled quarterly instalments started in January 2004 and continue to maturity in October 2008. As at December 31, 2004, the loans outstanding under this facility totalled $270.0 million. The interest rate on the loans was LIBOR plus 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR plus 2.5% to LIBOR plus 4.0% depending on certain financial ratios. As at December 31, 2004, the interest rate on the loans was LIBOR plus 3.0%. As permitted by the loan agreement, the LIBOR portion of the interest rates on $89.4 million [$99.4 million in 2003] has been fixed at rates ranging from 3.20% to 3.64%.

SOURCES OF FINANCING [CONT'D]

MobiFon [Cont'd]

The term of the facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. Under a unanimous security agreement all of the shareholders of MobiFon, including us have encumbered our shares by way of pledge in favour of MobiFon's lenders. The facility is also secured by substantially all of the assets of MobiFon.

MobiFon entered into interest rate swap arrangements on notional principal amounts of $90 million ($100 million in 2003) and $27 million [$30 million in 2003] whereby the LIBOR portion of the interest on the related loans principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the loans outstanding on this facility at December 31, 2004 was 6.77% [6.63% in 2003].

MobiFon's has two uncommitted operating credit facilities totalling $20.0 million, $10.0 million each. The first $10.0 million overdraft facility which also permits the issuance of letters of guarantee to third parties can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank's cost of funds plus 5.0% per annum. The second $10.0 million facility is repayable on demand and bears interest at the rate of the lender's U.S. dollar prime rate plus 3.5% per annum.

On January 30, 2004, MobiFon sold its option to buy the shares of a company whose only asset consisted of a building with a net book value of $10.9 million included in buildings and leasehold improvements as at December 31, 2003 which was the subject of a sale and leaseback financing and accounted for as a $12.7 million capital lease. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement became effective on July 4, 2004 and MobiFon has the option to renew the lease for an additional 6 years. The gain form the sale of the option and the gain originating from the difference in the carrying value of the assets and obligations under the capital lease, which aggregate to $4.7 million, have been deferred and are being amortized as a reduction of rental expenses over the terms of the new leases.

Oskar Mobil

The cash requirements of Oskar Mobil through December 31, 2004 have been met primarily by shareholder contributions, cash provided by operations and by borrowings under its senior credit facility entered into on July 19, 2000 of $567.1 million which was repaid with the proceeds from senior notes and partial draw down on a new senior credit facility entered into in October 2004.

On October 13, 2004, Oskar Mobil issued, in a private placement, €325 million [$442.6 million] Senior Notes ("Notes") due October 15, 2011. Oskar Mobil has also entered into a credit agreement for a €250 million [$340.4 million] equivalent Senior Credit Facility (the "New Senior Credit Facility").

The Notes bear interest at 7.5% which will be payable semi-annually in arrears on October 15 and April 15 of each year, commencing on April 15, 2005. The net proceeds were approximately €313.1 million [$384.2] million], after deducting underwriting discounts and other related expenses. The Notes will be callable at the option of the issuer after October 2008 at decreasing redemption prices starting at 103.75% of the principal amount of the Notes.

The New Senior Credit Facility consists of a 5.0 billion Czech Koruna and €40.0 million (approximately $279.5 million in aggregate) five year amortizing Tranche A maturing in 2009, and amortizing from March 2007, and a 1.6 billion Czech Koruna (approximately $70.3 million) six year Tranche B repayable in full at maturity. Both tranches bear interest at EURIBOR or PRIBOR, depending on the currency of the borrowings, plus an applicable margin of 187.5 basis points for Tranche A and 200.0 basis points for Tranche B, subject to adjustment based on Oskar Holdings' financial performance.

SOURCES OF FINANCING [CONT'D]

Oskar Mobil [Cont'd]

The indebtedness under the New Senior Credit Facility ranks pari passu with the Notes as to security. The New Senior Credit Facility and the Notes both are senior secured obligations of Oskar Mobil and both are guaranteed on a senior secured basis by Oskar Holdings and Oskar Finance B.V. (''Oskar Finance'') a newly created holding company incorporated under the laws of The Netherlands which holds the Oskar Holdings interest in Oskar Mobil. The obligations of Oskar Mobil, Oskar Holdings and Oskar Finance under the Notes and the guarantees are secured by substantially all of their respective assets.

An affiliate of one of our significant shareholders was an initial purchaser of the Notes and provided an underwriting commitment and acted as a mandated lead arranger and book-runner for the New Senior Credit Facility. Aggregate fees and initial purchasers' discount of €7.9 million ($9.7 million) were paid to this related party prior to any reallocation of fees to credit facility syndicate members. This related party also provides a €15 million ($20.4 million) commitment under Tranche A of the facility.

Concurrently with the issuance of the Notes, we proceeded with an initial draw of approximately $184.0 million consisting of 4.0 billion Czech Koruna and €24 million from Tranches A and B of its New Senior Credit Facility.

The net proceeds from the issuance of €325 million of the Notes, together with the net proceeds from our initial drawdown under the new senior credit facility of €24 million and 4.0 billion Czech Koruna, were approximately $560.7 million after deducting underwriting discounts and other related expenses. We used the net proceeds along with cash on hand, to repay in full and cancel the existing Oskar Mobil senior credit facility in the amounts of 5.4 billion Czech Koruna and €290.6 million (in aggregate $567.1 million) and to terminate certain currency and interest rate hedging agreements. In connection with the unwinding of existing hedges an amount of €29.0 million ($35.6 million), consisting of the fair value of the unwound hedges, was paid to counterparties including €13.1 million ($16.1 million) to an affiliate of one of our significant shareholders. We also paid an aggregate amount of $5.0 million in payments ($7.5 million in 2003) under interest rate swap, foreign exchange and other hedging arrangements to affiliates of this significant shareholder.

The undrawn portion of the New Senior Credit Facility is available for drawing, on a revolving basis, until October 2006.

In connection with the new financing, on October 13, 2004, we entered into currency hedge agreements to manage the currency exposure related to the Notes which represent significantly all of its aggregate Euro exposure. Specifically, we entered into cross currency swaps for a notional principal amount of €325 million maturing in April 2009 which establish a fixed exchange rate of 31.625 Czech Koruna to one Euro and a fixed interest rate of 8.52%. An affiliate of a significant shareholder was a counterparty for €162.5 million of notional principal amount of those new swap agreements. Furthermore, to manage exposure to interest rate risk through drawings on the New Senior Credit Facility, we entered into interest rate swap agreements for a notional amount of 2.4 billion Czech Koruna [$107.3 million] which fixed the interest rate on this portion at 3.83%.

FUTURE CAPITAL REQUIREMENTS

The following discussion of our future capital requirements reflects that we will continue in operation for the foreseeable future, pending the closing of the previously described March 15, 2005 agreement to sell of all of our operating assets. Should such sale close, we will not have any material future capital requirements and will proceed to the distribution of the net proceeds of such sale pursuant the previously described plan of arrangement.

We expect to have future capital requirements, particularly in relation to the expansion and the addition of capacity to our cellular networks, for the servicing of debt, and for the purchase of UMTS licenses in Romania and in the Czech Republic. We expect cash used for the acquisition of property, plant and equipment to increase in 2005 as compared to 2004 but to remain below 20% of service revenue.

FUTURE CAPITAL REQUIREMENTS [CONT'D]

In November 2004, the Romanian government advised MobiFon that it was successful in its application for a UMTS license in Romania. As a result, MobiFon is required to pay a total of $35.0 million to the Romanian Government, of which $10.5 million is payable within 120 days of receiving license documentation and the remainder in five annual installments of $4.9 million, commencing in 2006. MobiFon will also be required to honour certain license conditions, including coverage requirements. The license has an initial term of 15 years with the option to renew for an additional 10 years. As at December 31, 2004, MobiFon had not yet received license documentation. On February 23, 2005, the Czech Telecommunications Offices awarded a UMTS license to Oskar Mobil. The UMTS license was awarded for a term of 20 years and requires Oskar to honour certain license conditions, including minimum coverage requirements. The CZK 2 billion ($89.4 million) agreed upon price is payable in annual instalments from December 2005 through December 2009.

We intend to finance future capital requirements mainly from cash flow from operating activities, cash and cash equivalents and short-term investments on hand, drawings on Oskar's New Senior Credit Facility and through externally generated funds such as the sale of debt and equity securities.

Debt at the corporate level consists primarily of MobiFon Holdings' 12.5% Senior Notes. Interest on the notes began on January 31, 2004 and is payable in cash semi-annually in arrears on each January 31, and July 31. We expect to service the 12.5% Senior Notes from the cash flows of operations of MobiFon. In order to have access to these cash flows, MobiFon will have to make distributions of which a significant portion will be paid to minority shareholders.

MobiFon's future capital requirements will include debt repayment, payments for it UMTS license and UMTS network buildout and network expansion, all of which are expected to be financed by cash flows from operations. As at December 31, 2004, MobiFon had purchase commitments of approximately $23.5 million. Over the past three years at MobiFon, cash capital expenditures have averaged of $114.6 million annually ($135.8million, $107.7 million and $100.3 million in each of the years 2004, 2003 and 2002, respectively) and we expect some incremental capital expenditures for the initial build-out of a UMTS network.

MobiFon is also committed to two long-term service agreements for the right to use "dark" fiber optic capacity and technical space, the earliest of which commenced in 2002 for 17 years and the second which commenced in 2004 for a period of 7 years. The service agreement charges are offset by a reciprocal agreement whereby MobiFon provides capacity on the "lit" fiber back to the primary service provider. The annual value of the combined transactions is approximately $7.0 million and the payments and receipts are expected to largely offset one another. The estimated cost to MobiFon to enable the "dark" fiber to be utilized is $8.5 million of which $1.2 million remains to be incurred.

Oskar Mobil's capital requirements will include the expansion of its cellular network and the payment of UMTS license and related network buildout. These requirements are also expected to be financed by cash flows from operations and drawings on its New Senior Credit Facility. As at December 31, 2004, Oskar Mobil had purchase commitments of approximately $13.6 million with network equipment and systems support providers. As Oskar Mobil rapidly increased its subscriber base and improved utilization of its network, its capital expenditures have decreased from $106.6 million in 2002 to $92.6 million in 2004.

As our networks now cover substantially all of the Czech and Romanian populations, we expect both Oskar Mobil and MobiFon future investments in network infrastructure to primarily be a function of their requirements for increased capacity and the deployment of new technologies such as UMTS.

FUTURE CAPITAL REQUIREMENTS [CONT'D]

Our cash commitments as at December 31, 2004, excluding interest, in millions of dollars, are set forth in the following table:

	Operating	Long-term	Purchase
	Leases	Debt	Commitments	Total
	$	$	$	$
2005	31.5	45.0	37.1	113.6
2006	24.7	61.0	—	85.7
2007	23.1	103.0	—	126.1
2008	19.4	145.9	—	165.3
2009	19.2	83.9	—	103.1
Total	117.9	438.8	37.1	593.8

Not included in the above are annual line lease payments and annual microwave lease payments of approximately $7.6 million and $11.3 million, respectively, the contracts for which can be terminated, subject to a 6 month lease payment penalty. In addition, our operating subsidiaries are committed to pay minimum annual spectrum and other regulatory fees totalling approximately $27.7 million.

We are a holding company with no material business operations, sources of income or operating assets of our own other than the shares of our subsidiaries and operating companies. Our cash flow and, consequently, our ability to meet our debt service obligations is dependent upon the payment of funds by our subsidiaries in the form of loans, dividends, advances or otherwise. Under certain of our long-term debt agreements, we are subject to certain financial and negative covenants, including restrictions on our ability to incur indebtedness, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. Restrictions also exist on the ability of our operating subsidiaries to transfer funds in the form of dividends, loans or otherwise.

EXCHANGE RATES

We report our financial statements in U.S. dollars. We operate in different currency jurisdictions and virtually all of our revenues and a substantial portion of our operating expenses are in currencies other than our reporting currency. As a result, we are exposed to exchange rate risk. Any significant change in the relevant exchange rates, whether of a short-term nature or a steady long-term change in relative valuation, could have a material effect on our financial statements. In Romania, significant fluctuations versus the U.S. dollar have occurred in the past and may occur again in the future. In addition, we experience fluctuations in our results of operations solely as a result of exchange rate fluctuations. Where possible, we adjust our tariffs for the effects of inflation, one of the factors affecting relative exchange rates. However, we may be unable to adjust our local tariffs in response to changes in the exchange rates relative to our reporting currency and may therefore be unable to protect ourselves from exchange rate fluctuations.

As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100%, and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates, and the U.S. dollar has been determined to continue to be its functional currency.

MobiFon's tariffs are currently in U.S. dollars. However, Romania is an accession candidate to the European Union and we may change our tariffs to be based on either the EURO or the Leu. Such a move may result in a change in MobiFon's functional currency assessment and may present new exchange rate risks related to its U.S. dollar denominated debt and new hedging requirements on such debt.

EXCHANGE RATES [CONT'D]

At the corporate level, we may elect to enter hedging arrangements from time to time in the future, however, we do not have a policy to systematically hedge against foreign currency fluctuations. At the operating company level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, where possible, assets and liabilities. In some cases, we may borrow in U.S. dollars or Euro because it is either advantageous for the operating companies to incur debt obligations in such currency or because such currency denominated borrowings are the only funding source available to the operating company at the time. As previously described, Oskar Mobil has hedged its EURO denominated Notes and a portion of its variable rate debt by entering into interest rate and cross currency swaps [See ''Sources of financing - Oskar Mobil''.]

INFLATION

Inflation has not been a material factor affecting our continuing business to date. Although system equipment costs may increase over time as a result of inflation, we expect that the cost of subscriber equipment will decrease over time as volume increases, although there can be no assurance that this will be the case. General operating expenses such as salaries, employee benefits and lease costs are, however, subject to normal inflationary or deflationary pressures.

In Romania the effects of inflation may become significant to our operations. Where permitted, and subject to competitive pressures, we intend to increase our tariffs to account for the effects of inflation. However, in those jurisdictions where tariff rates are regulated or specified in the license we may not be able to mitigate the impact of inflation on our operations.

REGULATORY ENVIRONMENT

MobiFon and Oskar Mobil hold one of three licenses issued to provide nationwide GSM-based cellular telecommunications services in their respective countries. The conditions to the various license agreements require our operational subsidiaries to substantially meet the deployment plans set out in their license agreement and, in certain instances, to provide a specified level of services in their respective coverage areas.

We operate in regulated industries and in the normal course of business, our operational subsidiaries' actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against us for alleged breaches to different regulations including arrangements for interconnection fees. We believe that the ultimate outcome of any such proceedings currently in progress will not be materially adverse to us. Our future performance may be affected by factors such as political changes including, government actions relating to its licenses, changes in technology and competition.